Exhibit 99.1

Wix.com Reports Third Quarter 2014 Results

-- Third Quarter Collections Increased 70% Year-over-Year to $44.6 Million --
-- Third Quarter Revenues Increased 75% Year-over-Year to $37.5 Million --
-- Added Over 106,000 Net Premium Subscriptions to Reach Approximately 1,125,000, a 59% Increase
Year-over-Year --
-- Announced Acquisition of OpenRest, a Global Online Food Order Management System, Continuing
the Company’s Focus on Vertically Tailored Solutions --
-- Announced Upcoming Launch of its Next Generation E-commerce Product, WixStores --

TEL AVIV, Israel, November 5, 2014 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the third quarter ended September 30, 2014. The Company also raised its full year 2014 financial outlook and introduced its outlook for the fourth quarter of 2014.

“Once again, the tremendous growth that we were able to achieve surpassed our expectations for the quarter,” said Avishai Abrahami, CEO and Co-Founder of Wix. “In the past year, we were able to take the Wix platform to new heights and give our users a rich menu of significant new tools to manage their business online. All of this was made possible by the strength and innovation of our extensive R&D and product teams, and we will continue to push forward.”

Mr. Abrahami continued, “I’m excited to announce that we will soon be launching WixStores, a completely revamped e-commerce product. When designing WixStores, we focused on the needs of online retailers and came up with a complete solution that provides a visually appealing store front that is seamlessly packaged with advanced back-end tools.  With the other products released this year, ranging from CRM database capabilities to e-mail marketing tools, we have created an ecosystem – an end-to-end online solution for the needs of small business owners everywhere.”

The Company is also increasing its outlook on collections, revenue and adjusted EBITDA.  “Our strong financial performance in the third quarter, as well as our improved outlook for the remainder of 2014 reflects the value our users receive from our products,” said Lior Shemesh, CFO. “Due to the success we have had this year, and the operating leverage we are beginning to see in our model, we believe we will reach profitability on an adjusted EBITDA basis at some point during the second half of 2015.”

Financial Highlights

•	Collections increased 70% to $44.6 million compared to $26.2 million for the third quarter of 2013
•	Revenues increased 75% to $37.5 million compared to $21.4 million for the third quarter of 2013
•	GAAP net loss was $(12.8) million, or $(0.34) per share, compared to a net loss of $(7.7) million, or $(1.19) per share, for the third quarter of 2013
•	Non-GAAP net loss was $(9.0) million, or $(0.24) per share, compared to a non-GAAP net loss of $(5.4) million, or $(0.87) per share, for the third quarter of 2013
•	New adjusted EBITDA, which includes changes in deferred revenue and changes in prepaid domain registration costs, was $(2.8) million compared to $(0.3) million for the third quarter of 2013

•	Prior adjusted EBITDA was $(9.4) million compared to $(4.7) million for the third quarter of 2013
•	Free cash flow was $(2.9) million compared to $(40,000) for the third quarter of 2013
•
Added approximately 106,000 net premium subscriptions in the period to reach approximately 1,125,000 as of September 30, 2014, a 59% increase from approximately 707,000 premium subscriptions as of September 30, 2013 and a 10% increase from approximately 1,019,000 as of June 30, 2014

•
Added 3.9 million new registered users in the third quarter to reach approximately 54.1 million as of September 30, 2014, a 39% increase compared to approximately 38.8 million registered users as of September 30, 2013

Business Highlights

•
OpenRest Acquisition: Wix announced its acquisition of OpenRest, a provider of online ordering and mobile solutions for the restaurant industry. This acquisition further supports Wix’s strategy of extending its product offering with tailored, industry-specific solutions.  By integrating OpenRest’s technology into its platform, Wix will enable restaurants owners to manage and operate all aspects of their business online, including order management and payment processing.

•
New E-commerce Platform - WixStores: The Company announced that it expects to launch a new e-commerce platform before the end of the year. With a completely redesigned software architecture, WixStores will provide online merchants the ability to easily create a beautiful online store and a full set of store management tools like payment processing, inventory management, shipping and more. Complete with superior mobile and social commerce capabilities, WixStores is designed to integrate seamlessly with other components of the Wix platform, including Wix ShoutOut, contacts database and App Market offerings.  When combined with these products, WixStores will enable online merchants to create, manage and grow their online business from one cohesive environment.

•
Fastest Website Loading Times and Accelerated Development Cycles: The Company announced its new WixJet technology.  WixJet is a complete restructuring of the platforms codebase, enabling Wix user websites to load faster than an estimated 95% of the websites on the Internet. Offering a significantly leaner codebase, better modularization and improved testability, WixJet will enable the Company, already known for fast-paced and continuous development cycles, to develop and deploy new products, features and capabilities into its platform at an even faster pace.  WixJet is currently being deployed to users and will be completely implemented by year-end.

•	Wix App Market: Wix’s App Market continues to provide significant value to users with an average of over 35,000 app installations per day. Wix now offers more than 230 apps in its App Market.

•	Wix Mobile: Over 4.7 million mobile sites have been published on the Wix platform to date, reinforcing Wix’s leadership in mobile web development.

Financial Outlook

For the fourth quarter of 2014, the Company is introducing the following outlook:

•	Collections are expected to be in the range of $48 million to $49 million, representing year-over-year growth of 57% to 60%
•	Revenues are expected to be in the range of $39 million to $40 million, representing year-over-year growth of 56% to 60%
•	Adjusted EBITDA is expected to be in the range of $(2) million to $(3) million

For the full year 2014, the Company is increasing its outlook:

•	Collections are now expected to be in the range of $170 million to $171 million, representing year-over-year growth of 72% to 73% and an increase from the prior guidance of $163 to $166 million
•
Revenues are now expected to be in the range of $139 million to $140 million, representing year-over-year growth of 73% to 74% and an increase from the previous guidance of $136 million to $138 million

•	Adjusted EBITDA is expected to be in the range of $(12) million to $(13) million, an improvement from the prior range of $(14) million to $(16) million

Conference Call and Webcast Information

Wix.com’s third quarter 2014 teleconference and webcast is scheduled to begin at 8:30 a.m. ET on Wednesday, November 5, 2014.  To participate on the live call, analysts and investors should dial (855) 420-0618 (US/Canada) or (484) 365-2934 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through November 12, 2014 at 11:59 pm ET by dialing (855) 859-2056 (US/Canada) or (404) 537-3406 (International) and providing Conference ID: 15470111. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 55 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic online presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, prior adjusted EBITDA, new adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Prior adjusted EBITDA represents net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and amortization, share-based compensation expense, withdrawn secondary offering expenses, and acquisition related expenses.  New adjusted EBITDA represents net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and amortization, share-based compensation expense, withdrawn secondary offering expenses, acquisition related expenses, changes in deferred revenue and changes in prepaid domain registration costs.

Free cash flow represents cash flow from operating activities minus capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 20, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer / Allison Soss
The Blueshirt Group
ir@wix.com
+1 212.871.3953 / +1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2013	2014
Assets		(unaudited)
Current Assets:
Cash and cash equivalents	$101,258	$44,598
Short term deposits	-	49,138
Restricted deposit	3,306	3,265
Trade receivables	736	1,040
Prepaid expenses and other current assets	4,730	8,510
Total current assets	110,030	106,551
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	4,231	7,179
Prepaid expenses and other long-term assets	1,094	1,655
Intangible assets and goodwill, net	-	1,261
Total long-term assets	5,325	10,095

Total assets	$115,355	$116,646

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,091	$5,567
Employees and payroll accruals	5,881	11,218
Deferred revenues	35,784	56,561
Accrued expenses and other current liabilities	5,903	10,472
Total current liabilities	51,659	83,818

Long term deferred revenues	1,400	2,317

Total liabilities	53,059	86,135

Shareholders' Equity
Ordinary shares	60	62
Additional paid-in capital	151,011	161,913
Other comprehensive loss	(263)	(1,462)
Accumulated deficit	(88,512)	(130,002)
Total shareholders' equity	62,296	30,511

Total liabilities and shareholders' equity	$115,355	$116,646

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)

Revenue	$21,414	$37,504	$55,530	$100,282
Cost of revenue	4,221	6,910	10,611	18,548
Gross Profit	17,193	30,594	44,919	81,734

Operating expenses:
Research and development	7,717	15,573	19,216	41,268
Selling and marketing	14,619	24,788	37,234	70,674
General and administrative	2,114	4,011	5,158	11,582
Total operating expenses	24,450	44,372	61,608	123,524
Operating loss	(7,257)	(13,778)	(16,689)	(41,790)
Financial income (expenses), net	(65)	1,463	(101)	1,606
Other expenses	(20)	(1)	(20)	(5)
Loss before taxes on income	(7,342)	(12,316)	(16,810)	(40,189)
Taxes on income	393	456	992	1,301
Net loss	$(7,735)	$(12,772)	$(17,802)	$(41,490)

Basic and diluted net loss per share	$(1.19)	$(0.34)	$(2.89)	$(1.10)
Basic and diluted weighted-average shares used to compute net loss per share	7,213,674	37,984,341	7,050,306	37,716,878

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$218	$274	$286	$758
Research and development	991	1,735	1,494	4,541
Selling and marketing	451	691	557	1,842
General and administrative	594	979	1,018	2,913
Total share based compensation expenses	2,254	3,679	3,355	10,054
(2) Amortization	-	14	-	34
(3) Withdrawn secondary offering expenses	-	-	-	365
(4) Acquisition related expenses	-	-	-	65
(5) Financial income (expenses), net	-	-	273	-
(6) Taxes on income	68	103	179	329
Total adjustments of GAAP to Non GAAP	$2,322	$3,796	$3,807	$10,847

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO PRIOR ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net loss	$(7,735)	$(12,772)	$(17,802)	$(41,490)
Adjustments:
Financial expenses (income), net	$65	$(1,463)	$101	$(1,606)
Other expenses	20	1	20	5
Taxes on income	393	456	992	1,301
Depreciation	320	724	855	1,783
Amortization	-	14	-	34
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Share based compensation expenses	2,254	3,679	3,355	10,054
Total adjustments	$3,052	$3,411	$5,323	$12,001

Prior Adjusted EBITDA	$(4,683)	$(9,361)	$(12,479)	$(29,489)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NEW ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net Loss	$(7,735)	$(12,772)	$(17,802)	$(41,490)
Adjustments:
Financial expenses (income), net	$65	$(1,463)	$101	$(1,606)
Other expenses	20	1	20	5
Taxes on income	393	456	992	1,301
Depreciation	320	724	855	1,783
Amortization	-	14	-	34
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Share based compensation expenses	2,254	3,679	3,355	10,054
Change in deferred revenue	4,763	7,082	12,551	21,694
Change in prepaid domain registration costs	(411)	(570)	(1,215)	(1,882)
Total adjustments	$7,404	$9,923	$16,659	$31,813

New Adjusted EBITDA	$(331)	$(2,849)	$(1,143)	$(9,677)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net loss	$(7,735)	$(12,772)	$(17,802)	$(41,490)
Share based compensation expense and other Non GAAP adjustments	2,322	3,796	3,807	10,847
Non-GAAP net loss	$(5,413)	$(8,976)	$(13,995)	$(30,643)

Basic and diluted Non GAAP net loss per share	$(0.87)	$(0.24)	$(2.35)	$(0.81)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	7,213,674	37,984,341	7,050,306	37,716,878

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues	$21,414	$37,504	$55,530	$100,282
Collections	$26,177	$44,586	$68,081	$121,976
Free Cash Flow	$(40)	$(2,928)	$164	$(6,548)
Number of registered users at period end	38,827	54,112	38,827	54,112
Number of premium subscriptions at period end	707	1,125	707	1,125

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues	$21,414	$37,504	$55,530	$100,282
Change in deferred revenues	4,763	7,082	12,551	21,694
Collections	$26,177	$44,586	$68,081	$121,976

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$528	$(1,226)	$1,809	$(1,867)
Capital expenditures	(568)	(1,702)	(1,645)	(4,681)
Free Cash Flow	$(40)	$(2,928)	$164	$(6,548)

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ending		Year Ending
	December 31,		December 31,
	2014		2014
	(unaudited)		(unaudited)
	Low	High	Low	High

Projected revenues	$39,000	$40,000	$139,000	$140,000
Projected change in deferred revenues	9,000	9,000	31,000	31,000
Projected collections	$48,000	$49,000	$170,000	$171,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended
	September 30,
	2013	2014
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(17,802)	$(41,490)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	855	1,783
Amortization	-	34
Share based compensation expenses	3,355	10,054
Tax benefit related to exercise of share options	179	329
Share based compensation expenses related to warrants granted in connection with credit line	273	-
Deferred income taxes, net	-	7
Increase in trade receivables	(770)	(331)
Increase in prepaid expenses and other current and long-term assets	(2,355)	(4,579)
Increase in trade payables	2,037	1,550
Increase in employees and payroll accruals	1,480	5,337
Increase in short term and long term deferred revenues	12,620	21,804
Increase in accrued expenses and other current liabilities	1,917	3,630
Other, net	20	5
Net cash provided by (used in) operating activities	1,809	(1,867)
INVESTING ACTIVITIES:
Proceeds from short-term deposits	-	558
Investment in short-term deposits	-	(49,696)
Proceeds from restricted deposits	249	644
Investment in restricted deposits	(236)	(603)
Investment in long-term deposits	-	(68)
Purchase of property and equipment	(1,645)	(4,681)
Acquisition of Appixia	-	(1,295)
Net cash used in investing activities	(1,632)	(55,141)
FINANCING ACTIVITIES:
Proceeds from exercise of options	192	521
Credit line utilization	5,000	-
Proceeds from issuance of Ordinary shares in IPO, net	-	(130)
Net cash provided by financing activities	5,192	391
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(210)	(43)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,159	(56,660)
CASH AND CASH EQUIVALENTS—Beginning of period	7,510	101,258
CASH AND CASH EQUIVALENTS—End of period	$12,669	$44,598